SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-Held Company)

C.N.P.J./M.F. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

NOTICE OF
ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet in the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2009, at 9:00 am, at Praça Comte. Linneu Gomes, S/N, Portaria 3 – in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP. 04626-020, in the Capital of the State of São Paulo. The following matters and actions will be addressed or taken:

I. Ordinary Shareholders’ Meeting:

(a)
examine, discuss and vote upon the Accounts of the administration, including the financial statements, the report of the Independent Auditors and other documents relating to the fiscal year ended on December 31, 2008;

(b)	vote on the treatment of the results of operations for 2008 and ratify the advance distribution of dividends made during 2008;

(c)	elect the members of the Board of Directors, according to the Company’s Bylaws; and

(d)	set the aggregate annual remuneration of the administrators.

II. Extraordinary Shareholders’ Meeting:

To resolve on an amendment to the Stock Option Program, approved by the shareholders in the Extraordinary Shareholders Meeting held on July 4, 2008, with respect to the number of options applicable to each category of participants and the eligibility period of participants.

General Information: The documents related to the matters herein are available to shareholders at the Company’s headquarters. The shareholders that intend to be represented by an attorney-in-fact must send the appropriate power-of-attorney (“POA”), with special powers and certification of the signature, to the address mentioned above, to the attention of the Investor Relations Officer. Please note that any such POA must be received not later than 48 (forty eight) hours before the date of the Meeting. The minimum percentage for the adoption of cumulative voting for the election of the members of the Board of Directors is 5% (five percent) of the voting capital (pursuant to Article 3 of the Instruction n.º 165, from December 11, 1991, issued by the Brazilian Securities Commission, as amended by Instruction n.º 282, from June 26, 1998, also issued by the Brazilian Securities Commission).

São Paulo, April 9, 2009

Board of Directors
Constantino de Oliveira - President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.